Exhibit 99.39

CODE OF CONDUCT

PURPOSE OF THE CODE OF CONDUCT

The purpose of this Code of Conduct (the “Code”) is to set out the values and rules of conduct that guide the behaviour of Quantum eMotion Corp. and its subsidiaries (collectively, the “Corporation”), as well as that of the third parties with whom it maintains business relationships. The Code supports the establishment and maintenance of a corporate culture based on respect, honesty, leadership, excellence and social responsibility.

SCOPE OF THE CODE OF CONDUCT

The Code applies to all employees, consultant, officers, members of the Board of Directors and strategic partners. Compliance with this Code is a condition of employment and of serving as a director or officer of the Corporation. Third-party business partners are expected to comply with standards of conduct that are consistent with this Code.

1.	Compliance with Legislation

The Corporation complies with all applicable laws and regulations in the jurisdictions where it operates.

All employees are required to comply with legal regulations applicable in their procedures and in case of doubt, they must consult with their first-line supervisors or the legal department.

2.	Health and Safety

The Corporation is committed to providing a safe and healthy working environment to prevent injury and illness to its employees and visitors. Violence, harassment and substance abuse in the workplace will not be tolerated.

3.	Environmental Protection

The Corporation is committed to conducting its activities while ensuring sustainable development.

Employees undertake to comply with applicable environmental laws and use resources efficiently.

4.	Human Rights

The Corporation complies with applicable human rights laws and expects its suppliers/partners to do likewise to prevent all forms of child labour, prostitution, forced labour, degrading treatment and human trafficking. The Corporation and its employees must respect human rights in all their professional activities.

5.	Labour Relations

The Corporation complies with all its labour and social security obligations to its employees, creating a climate of respect and trust with employees and promoting them on merit based and non discriminatory criteria.

The Corporation provides an adequate working environment for employees to discharge their duties in the best possible way, while respecting their functions.

The Corporation and its strategic partners acknowledge and respect the rights of employees to freedom of association and collective bargaining.

6.	Diversity, Inclusion and Non-discrimination

The Corporation does not engage in discriminatory, harassing or abusive practices in the course of the employment relationship with any employee. Employees are treated equally and differences in age, race, origin, sex, sexual orientation, culture, religion and physical capacities are respected.

Harassment (including psychological and sexual harassment) is prohibited and will be addressed promptly. Employees who consider that these rights are violated may make a report in accordance with internal regulations and applicable law.

7.	Anti-Corruption and Anti-Bribery Measures

The Corporation complies with all applicable anti corruption laws in the jurisdictions in which it operates.

Bribery and corruption in any form are not tolerated at the Corporation. We do not offer or give to any public officials and private persons any reward, advantage or benefit in exchange for an act or omission, aimed at convincing such individual to use his or her position to influence an action or decision of a government to the benefit of the Corporation.

8.	Conflicts of Interests

Employees are required not to place their personal interests over their working duties. For this purpose, they are required to avoid any conflict of interest arising from internal or external influence. In the case of a conflict of interest (e.g. financial interests in suppliers or competitors, outside employment, family relationships, use of corporate opportunities), they are required to inform their first-line supervisors thereof.

9.	Preventing Money Laundering and the Financing of Terrorism

The Corporation prevents the risks of money laundering and the financing of terrorism as well as operational and legal risks that such activities could cause for the Corporation.

Directors and employees are required to maintain a vigilant attitude when faced with any unusual operation and to report it to the Corporation’s internal body so that it can report it in turn to the competent authorities.

10.	Relationships with Suppliers and Customers

The Corporation is committed to meeting the needs and expectation of customers by supplying quality products meeting international standards. Suppliers of materials, supplies and services are strategic partners and are selected based on their legal compliance, transparently and for the quality of their products and services. Suppliers and other business partners are expected to conduct their activities in a manner consistent with this Code and applicable laws, including in relation to human rights, anti corruption and environmental protection.

11.	Protection of Personal Information

The Corporation is responsible for protecting the personal information it holds; it applies strict security measures to protect personal information against unauthorized access, use, communication, unauthorized modification, loss, theft, or any other breach of the security of the information. The personal information is collected, used and disclosed only for legitimate, identified purposes, with appropriate consent or legal basis. The personal information collected is protected by reasonable computer security measures given its sensitivity.

12.	Communication and Implementation

The Corporation’s directors promote adequate channels allowing employees to communicate with them or their immediate hierarchy respecting any concern. As well, the internal standards, codes and policies are communicated in the employees’ language at all levels of the Corporation. The Corporation maintains an open and honest dialogue with all its employees and stakeholders.

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